2007 ANNUAL REPORT



Bank of The James

FINANCIAL GROUP, INC.

Table of Contents

President's Letter

To Our Shareholders, Customers and Employees:

On behalf of the Board of Directors and management of Bank of the James Financial Group, Inc. and subsidiaries, we are pleased to present our annual report on the financial condition of your company for the year ended December 2007.

Some of the financial highlights we experienced during 2007 include:

- Total assets as of December 31, 2007 increased to $270,060,000 compared to $232,709,000 at the end of December 2006, an increase of 16.1%.
- In 2007 we had the highest annual earnings in our history, with total net income of $2,084,000 compared to net income of $1,765,000 in 2006. The 2007 year-to-date net income figure represents an 18.1% increase over 2006.
- Non-interest income for 2007 increased to $2,751,000 from $2,314,000 in 2006, an increase of 18.9%. This increase is attributable to fees derived from increased mortgage origination volume, revenue through the bank's investment in a title insurance company, as well as commissions on investments offered through BOTJ Investment Group, Inc., a subsidiary of Bank of the James Financial Group, Inc.
- Deposits grew from $201,789,000 as of December 31, 2006 to $228,723,000 as of December 31, 2007, an increase of 13.4%.
- Loans, net of unearned income and loan loss provision, increased from $187,469,000 as of December 31, 2006 to $224,022,000 as of December 31, 2007, an increase of 19.5%.

As Chief Financial Officer Todd Scruggs commented earlier this year, "Your management team is extremely pleased with our 2007 performance particularly in light of the difficulties the financial sector experienced in the second half of 2007. For two consecutive quarters (3rd and 4th) we achieved the highest net income in the history of the Company. This performance is directly related to our dedicated team of employees who focused on the execution of our business plan throughout 2007. We are proud to serve Region 2000 and continue to believe there is potential for additional growth and market penetration in 2008 and beyond."

We remain confident in our region's future and firmly believe that putting our customers first while providing the highest quality services at fair prices is vital to the future success of our bank. Your team of dedicated employees continues to demonstrate on a daily basis their belief that our region deserves the support and community involvement that is found only in a locally-owned and managed institution or a hometown bank whose heart is right here at home.

While 2007 saw much negative news regarding the mortgage lending business as it related to subprime loans, I am happy to report that several years ago, your bank made a conscious decision to avoid any direct exposure to subprime lending. This continues to be our policy moving forward as well. We committed several years ago to doing things the right way, and the concept of subprime lending just didn't add up in our minds to best serving our customers and our community. This philosophy has served us well.

In this year's annual report, we are highlighting a few of the beautiful and historic areas of our region. Region 2000 paints a picture of history, culture, and beautiful landscaping that makes this community a great place to live and work. From the breathtaking landscape of Smith Mountain Lake in Bedford County to the views of the Blue Ridge Mountains, beauty surrounds us in every direction. We hope you will enjoy reading about some of the scenic and historical attractions that we enjoy every day.

In 2007, Bank of the James was honored to offer a scholarship program to seniors in each of our area high schools in the Region 2000 area. The first annual Ronald V. Dolan Citizenship Scholarship Program was unveiled and 17 of our high school seniors were each honored with a $500 cash award. The scholarship program was created to honor one of our founding board members and friends, Ronald V. Dolan, who passed away in 2005. We are continuing this scholarship award again in 2008 and will be announcing our scholarship winners at our annual meeting of shareholders on May 20, 2008.

To enhance our presence in Region 2000, Bank of the James opened a full service regional branch in the town of Amherst, Virginia in January 2007 and formed an advisory board to help support our company's mission. Our warm reception into this community has exceeded our expectations, and we look forward to continuing to serve the citizens of Amherst County. To our advisory board, we thank you for your direction and support as we continue to generate new deposits and build long lasting relationships with our neighbors in Amherst County. In Fall of 2008, the bank plans on extending into the Region 2000 market by opening our 8th full-service branch in the city of Bedford, Virginia.

Our advertising campaign in 2007 was centered around the theme of "It's Worth the Switch" to Bank of the James. Newspaper and television ads encouraged potential customers to experience our brand of local banking by taking advantage of competitive interest rates, a wide range of retail and business products and superior customer service. Everywhere I go, I am always stopped and complimented on the service our customers are receiving each and every time they step into one of our branches. Our employees are truly the reason why we continue to experience record growth and earnings. To further compliment our ad strategy, we introduced a referral campaign for our employees and customers, "Refer Your Friends and Family to Bank of the James" and bottom line, we added new customers who are now telling their friends and family members about their new local bank.

As a community business, Bank of the James participates in numerous events and activities held in the communities we serve. From bowling for Junior Achievement to walking in a 5 mile walk to help support The American Cancer Society, Bank of the James employees give of their time, strengths and talents to help our local

President's Letter

charities and organizations. During 2007, Bank of the James was awarded three First Place Blue Ribbons at the Connection Trade Show (Lynchburg Chamber of Commerce) for Exhibitors Choice, Most Fun and for Best Theme booth. The bank also was honored with a First Place Blue Ribbon at the Bedford Business Trade Show for Best Theme. Just recently we were awarded with the first place title of "Best Bank" in a survey offered through *Lynchburg Living Magazine.*

The future holds unlimited possibilities for Bank of the James. For example, we are currently working on introducing Remote Deposit Capture, a product that allows business customers to make deposits directly from their place of business. In addition, in March 2008 our website will be completely remodeled.

In 2007 the mortgage and investment divisions of Bank of the James added tremendously to the bank's bottom line. In 2007, Bank of the James Mortgage closed 416 mortgage loans amounting to $71,277,730.00. Since the formation of BOTJ Investment Group, Inc. in April 2006, approximately 375 accounts have been opened and held with our clearing bank totaling $42 million. BOTJ Investment Group, Inc. has executed trades of over $62 million in securities since it began operations in April 2006,

To our shareholders and customers who have supported us over the years, we thank you. We encourage and invite all of our shareholders to bank with us and to refer your friends and family to our bank. It is truly "Worth the Switch to Bank of the James."

It is my privilege to serve as President of Bank of the James Financial Group, Inc., and we look ahead with optimism as we continue to be your community bank. I often comment to our employees that execution of the objectives within our strategic plan is a race with no finish line. Our goal is to be the pre-eminent bank in our region and the opportunities are unlimited. We remain committed and dedicated to you, our shareholders, as we strive to deliver great value for your investment in Bank of the James.

We invite you to join us at our annual meeting of shareholders on Tuesday, May 20th at Oakwood Country Club in Lynchburg, Virginia.

With thanks and sincerity,



Robert R. Chapman, III
President, Bank of the James Financial Group, Inc.

Our Community Focus



Amherst County, Amherst, Virginia

Amherst County, Virginia was formed in 1761 from Albemarle County and was named for Sir Jeffery Amherst, a hero of the battle of Ticonderoga during the French and Indian War. It is bounded by the Blue Ridge Mountains to the west and the James River to the south and east. The boundary encompasses 470 square miles. Amherst County blends the best of rural and suburban living with thriving businesses, agriculture, local industries, educational opportunities, a quaint small town atmosphere, shopping areas and residential neighborhoods. Amherst County offers unique B&B's, wineries, golf courses, county lakes, parks, and campgrounds. The county contains 50 miles of the Appalachian Trail, the Blue Ridge Parkway, the George Washington National Forest, Mt. Pleasant National Scenic Area, the historic James River, the James River Heritage Trail, ATV trails, Blue Ridge Rail Trail and High Peak Hang Gliding. The county also offers boating, swimming, fishing, hunting, biking, camping, birding, golfing, shopping and antiquing. ***www.amherstvachamber.com.***



The Awareness Garden Foundation, Lynchburg, Virginia

The Awareness Garden Foundation was established to honor families, friends and caregivers whose lives have been touched by cancer. In 2001, Lalla Sydnor, a breast cancer survivor, visited a garden in Virginia Beach dedicated to the memory of a young woman who died of breast cancer. Partnering with the City of Lynchburg, The Awareness Garden was dedicated September 6, 2003. The physical Garden is an opportunity to dedicate engraved bricks, limestone caps, benches and birdhouses to those we love, respect and remember. It is a place where we share thoughts and feelings and gain understanding, encouragement, resolve and peace. The Garden helps us to remember that those touched by cancer do not stand alone but are part of a community that cares, understands, and supports them in their time of need. Most importantly the Garden is a source of hope and resolve for families, friends and those who battle cancer every day. ***www.awarenessgarden.com***



Lynchburg City Stadium, Lynchburg, Virginia

Professional baseball has been a part of the Lynchburg region for more than a century. The Lynchburg City Stadium was originally built in 1940 with the first game played on April 11, 1940 – an exhibition game between the Brooklyn Dodgers and the New York Yankees. A massive renovations project by the City of Lynchburg and the Lynchburg Baseball Corporation to Lynchburg City Stadium, at a cost of over $7 million, was completed by Opening Day, 2004. This grand state-of-the-art baseball facility now places itself among the very elite venues in the Carolina League and in all of Class A minor league baseball. Some of the amenities included: 14 skyboxes, picnic area, souvenir shop, press box, concessions, state-of-the art scoreboard, lighting and seating capacity for over 4000. On the field, Lynchburg has been crowned Carolina League Champions on five separate occasions. Lynchburg City Stadium is home to the Lynchburg Hillcats, an affiliate of the Pittsburgh Pirates since 1995. ***www.lynchburghillcats.com***

Our Community Focus


COMMUNITY MARKET

Lynchburg Community Market, Lynchburg, Virginia
Since 1783 the Lynchburg Community Market has played a key role in the development and growth of downtown Lynchburg. The first Lynchburg Community Market was located on Water Street (now known as Ninth Street), was an open-air market and served as the central social gathering place for the city. In 1872 the Market was enlarged and rebuilt on Main Street to better serve the growing population. Today the Lynchburg Community Market stands on the corner of Main and 12th Streets and is an essential part of the revitalization of downtown. The Community Market is the place to go for farm-fresh produce, quality pastured and free range meats, delectable baked goods and specialty foods. You can also dine at a variety of the Market's eateries, all locally owned. The Heritage Crafters Co-op Gallery features the works of more than 30 skilled local artisans. ***www.lynchburgmarket.com***



National D-Day Memorial, Bedford, Virginia
Dedicated by the President of the United States on June 6, 2001, the National D-Day Memorial in Bedford, Virginia exists in tribute to the valor, fidelity, and sacrifice of the Allied Forces on D-Day, June 6, 1944. Deliberately sited to rise above the community that experienced this country's severest per capita losses on D-Day, the National D-Day Memorial reminds all who enter it of the heavy price that heartland communities have paid, and still pay, for freedom. On D-Day, some 4,500 Allied servicemen, most of them citizen-soldiers, were killed. Located on a consecrated 88-acre site in Bedford, Virginia, the Memorial has four major components. Within the components, visitors encounter a moving array of memorials and tributes. Since its dedication, nearly a million people have visited the Memorial. ***www.dday.org***



Old City Cemetery Museums and Arboretum, Lynchburg, Virginia
Established in 1806 on a one-acre plot originally owned by John Lynch, the City's founder, this hillside burial ground eventually grew to encompass more than twenty-five acres. Approximately 20,000 people are buried in the cemetery; 75% are African and Native American and one-third are children under the age of four. A separate Confederate section contains burials of more than 2,200 soldiers who died during the Civil War, some on the battlefield, others in the city's numerous Confederate hospitals. The cemetery was essentially closed to new interments by 1925, though a potter's field outside the walls continues to be used for indigents. Through the efforts of the Southern Memorial Association, the cemetery enjoyed a virtual "rebirth" at the turn of the twenty-first century. A relocated board-and-batten railroad station, a hearse house, and a chapel have been added in recent years. ***www.gravegarden.org***

Our Community Focus



Point of Honor, Lynchburg, Virginia

One of Virginia's most remarkable Federal style mansions, this historic home was built by Dr. George Cabell, Sr., an eminent physician. Dr. Cabell was a friend and physician to the patriot, Patrick Henry and a frequent correspondent with his neighbor, Thomas Jefferson. Completed in 1815, Point of Honor features an unusual octagon-bay facade, exquisite gardens, and outstanding examples of Federal style furnishings. Point of Honor stands on a tract cleared from the wilderness where Monacan Indians once camped, and has been home to some of 19th century Virginia's most remarkable citizens. Point of Honor's carefully restored interior preserves the classical designs popularized in early 19th century America. Remarkably vivid colors and rich stylish furnishings echo the builder's affection for entertaining in the manner which defines our own notion of Southern hospitality. Legends of duels fought for honor long ago probably gave this remarkable Virginia landmark its name. ***www.pointofhonor.org***



Poplar Forest, Forest, Virginia

One of only two homes designed for his own use, Poplar Forest was an important part of Thomas Jefferson's life: a secluded retreat, situated far from the public scrutiny and demands on his time. It was his most personal architectural creation and landscape, a place where he came to find rest and leisure, rekindle his creativity, and spend time with his grandchildren. At Poplar Forest, Jefferson seamlessly intertwined architecture and landscape into a rural villa retreat, a true synthesis of American, European and classical design. He designed the innovative, perfectly octagonal house at Poplar Forest during his second term as President of the United States. Since 1983, the nonprofit Corporation for Jefferson's Poplar Forest has worked to rescue and restore Thomas Jefferson's plantation and retreat home. Now a National Historic Landmark, craftsmen are working to meticulously restore Poplar Forest to Jefferson's original specifications. ***www.poplarforest.org***



Smith Mountain Lake, Moneta, Virginia

At Smith Mountain Lake Virginia you'll find wonderful lifestyles and friendly people. The area's great natural beauty includes beautiful lake waters to the standing forests of the Blue Ridge Mountains. Vacationers come to Smith Mountain Lake for golfing, fishing, recreational boating and water sports. The 40-mile long lake boasts 500 miles of shoreline and is a stone's throw from a world-class national park and several premiere historic sites. There are 22,000 full-time residents who call this area home. The neighborhoods offer every range of architecture from the quaint to the spectacular. Beautiful views, modest taxes and a low crime rate are only a few reasons to call Smith Mountain Lake home. The moderate weather, the central positioning along the U.S. Eastern Corridor and small-town atmosphere make Smith Mountain Lake an excellent location to vacation, open a business, raise a family or retire. ***www.visitsmithmountainlake.com***

Acknowledgements

Permission to use the featured photographs and articles has been granted to Bank of the James from the following: The Amherst County Chamber of Commerce (photo by Dana Poleski), The Awareness Garden Foundation, Lynchburg Baseball Corporation, Lynchburg Community Market (photo by Janet Rose-Campbell), National D-Day Memorial, Old City Cemetery Museums and Arboretum, Point of Honor and The Lynchburg Museum, Poplar Forest (photo by Les Schofer), and The Smith Mountain Lake Chamber of Commerce.

About Bank of the James

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiaries, Bank of the James and BOTJ Investment Group, Inc. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc. is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia. BOTJ Investment Group, Inc. began operations in April 2006.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers in hopes of providing customers with fast, local banking in the traditional sense. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home.

We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built on and this will never change. Each of our employees takes their responsibility seriously in serving our customers and strives to meet each customer's financial needs.

The Bank offers a board range of competitive financial products and operates seven full- service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community. The bank anticipates opening a full service banking office in the city of Bedford, Virginia during Fall, 2008.

As of December 31, 2007, Bank of the James had 108 employees, approximately 2,948 shareholders and assets of $270,060,000.

Bank Locations

Main Office
828 Main Street
Lynchburg, VA 24504
(434) 846-2000

Amherst Office
164 S. Main Street
Amherst, VA 24521
(434) 946-9777

Boonsboro Office
4935 Boonsboro Road
Lynchburg, VA 24503
(434) 384-8588

Chestnut Hill Office
5204 Fort Avenue
Lynchburg, VA 24502
(434) 237-1144

Church Street Office
615 Church Street
Lynchburg, VA 24504
(434) 846-7285

Forest Office
17000 Forest Road, Suite A
Forest, VA 24551
(434) 534-8080

Madison Heights Office
4698 S. Amherst Highway
Madison Heights, VA 24572
(434) 846-8887

Bedford Office
Opening Fall 2008

Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, VA 24551
(434) 534-8090

14662 Moneta Road
Moneta, VA 24121
(540) 296-1300

BOTJ Investment Group, Inc.
615 Church Street
Lynchburg, VA 24504
(434) 846-2279

Board of Directors

BANK OF THE JAMES FINANCIAL GROUP, INC.



Lewis C. Addison
Senior Vice President and
Chief Financial Officer
Centra Health, Inc.



William C. Bryant III
President and Owner
Counts Realty and
Auction Group



Robert R. Chapman III
President and Chief Executive Officer
Bank of the James
President, Bank of the James
Financial Group, Inc.



Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company



James F. Daly
Vice President
Daly Seven, Inc



Watt R. Foster, Jr.
Owner and Vice President
Foster Fuels, Inc.



Donald M. Giles
Chairman
Moore and Giles, Inc.



Augustus A. Petticolas, Jr., DDS
Dr. Augustus A. Petticolas, Jr.
General Dentistry



Thomas W. Pettyjohn, Jr.
Vice Chairman, Board of Directors
Bank of the James and
Bank of the James
Financial Group, Inc.
Investment Advisor
Davidson & Garrard, Inc.



J. Todd Scruggs
Executive Vice President and
Chief Financial Officer
Bank of the James
Secretary and Treasurer
Bank of the James
Financial Group, Inc.



Kenneth S. White
Chairman, Board of Directors
Bank of the James and
Bank of the James Financial Group, Inc.
Of Counsel, Edmunds & Williams, PC



Dr. Richard R. Zechini
President
Richard R. Zechini, D.D.S., Ltd.

Bank Officers

Robert R. Chapman III
President and Chief Executive Officer

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Harry P. "Chip" Umberger
Executive Vice President and Senior Credit Officer

Martin E. Waltemyer
Executive Vice President and Chief Operating Officer

Rhonda R. Buracker
Senior Vice President and Loan Administration Officer

Garry L. Friend
Senior Vice President and Retail Branch Administrator

Donna W. Guthrie
Senior Vice President and Consumer Loan Officer

Christopher P. Taylor
Senior Vice President and Commercial Loan Officer

Brandon P. Farmer
Vice President - Information Technology and Security Officer

Jane J. Grant
Vice President and Audit Manager

Brenda P. Gray
Vice President and Business Development Officer

Angelia R. Johnson
Vice President and Regional Manager

D. Van Marks
Vice President and Controller

W. Randolph Nexsen
Vice President - Construction Lending

Claudia M. Pollard
Vice President and Branch Manager

Allen C. Puckett
Vice President and Commercial Loan Officer

Katrina Y. Rice
Vice President and Commercial Loan Officer

Wilma K. E. Rucker
Vice President and Operations Officer

Vickie D. Spencer
Vice President and Marketing Officer

M. Kathryn Wright
Vice President and Senior Credit Analyst

Sheila M. Wright
Vice President and Branch Manager

W. Garth Calhoun
Assistant Vice President and Consumer Loan Officer

C. Lynette Callands
Assistant Vice President and Branch Manager

Janey V. Coffey
Assistant Vice President and Branch Manager

Michael S. Kirkpatrick
Assistant Vice President and Consumer Loan Officer

Lisa S. Light
Assistant Vice President and Branch Support

Frances L. Roberts
Assistant Vice President and Consumer Loan Officer

Jason M. Witt
Assistant Vice President and Consumer Loan Officer

Karen K. Webb
Branch Manager and Bank Officer

Jared R. Anderson
Assistant Branch Manager and Bank Officer

Gloria A. Fore
Assistant Branch Manager and Bank Officer

Phillip E. Brown
Bank Officer and Collections Manager

Greg D. Gilbert
Information Technology Officer

Naomi H. Gray
Loan Documentation Officer and Bank Officer

Lewis E. Johnson
Collections Officer

Sarah M. Lambert
Internal Audit Officer

Desiree M. Perkins
Bank Operations Officer

Angie R. Robertson
Accounting Officer

J.R. Rodes III
Bank Officer and Credit Analyst

Karen L. Wilson
Loan Administration Officer

Bank Officers

Bank of the James Mortgage

Brian E. Cash
Vice President and Mortgage Division Manager

Shirley A. Mikkelson
Assistant Vice President and Mortgage Loan Officer

Rhonda M. Mills
Assistant Vice President

Frieda P. Davis
Mortgage Loan Officer

Richard F. Edwards
Mortgage Loan Officer

Kellie A. Hudson
Mortgage Loan Officer

Paula G. Ironmonger
Mortgage Loan Officer

George D. Vaughan
Mortgage Loan Officer

Patricia F. Morcom
Mortgage Operations Officer

BOTJ Investment Group, Inc.

Glenn G. Dillon
President

Gerald C. Dewitt
Vice President

Beatrice E. Barbour
Office Manager

2 0 0 7

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President
BMS Direct

Leon M. Clark
Shift Supervisor and Service Representative
Greif Brothers

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company Realtors

Ruth E. Martineau
Co owner of Martineau, Inc.

Marshall A. Mays, Jr.
President
Mays Farm Service Co., Inc.

William N. Mays, Jr.
President
Mays-Tucker Insurance Services

Kerry D. Scott
President
Narrow Gate Tack, Inc.

Douglas L. Thompson
Principal
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker
General Manager, Winton Country Club

Bank of The James

FINANCIAL GROUP, INC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Financial's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of Financial's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, Financial's internal control over financial reporting was effective.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Financial to provide only management's report in this annual report.

Robert R. Chapman III
Chief Executive Officer & President

J. Todd Scruggs
Secretary-Treasurer (Principal Financial Officer)

828 Main Street • Lynchburg, Virginia 24504 • (434) 846-2000

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Board of Directors and Stockholders
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Bank of the James Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 20, 2008

Consolidated Balance Sheets

(dollars in thousands, except share and per share amounts)

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 4,314	$ 6,738
Federal funds sold	-	3,138
Total cash and cash equivalents	4,314	9,876
Securities held-to-maturity (fair value of $6,523 in 2007 and $7,343 in 2006)	6,494	7,494
Securities available-for-sale, at fair value	25,733	18,698
Restricted stock, at cost	986	799
Loans, net of allowance for loan losses of $2,146 in 2007 and $2,091 in 2006	224,022	187,469
Premises and equipment, net	6,002	5,644
Interest receivable	1,515	1,310
Deferred tax assets, net	443	563
Other assets	551	856
Total Assets	$ 270,060	$ 232,709
Liabilities and Stockholders' Equity		
Deposits		
Non-interest bearing demand	$ 34,973	$ 34,172
NOW, money market and savings	56,995	58,104
Time	136,755	109,513
Total deposits	228,723	201,789
Federal funds purchased	5,587	-
Repurchase agreements	10,542	8,450
Interest payable	405	307
Other liabilities	279	232
Total liabilities	$ 245,536	$ 210,778
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 2,556,898 in 2007 and 2,296,424 in 2006	$ 5,472	$ 4,914
Additional paid-in-capital	15,995	12,261
Retained earnings	3,064	4,989
Accumulated other comprehensive (loss)	(7)	(233)
Total stockholders' equity	$ 24,524	$ 21,931
Total liabilities and stockholders' equity	$ 270,060	$ 232,709

See notes to the financial statements

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	Years Ended December 31, 2007	Years Ended December 31, 2006
Interest and Dividend Income		
Loans	$ 16,259	$ 13,280
Securities		
US agency obligations	1,138	1,131
Mortgage backed	120	109
Tax-exempt municipals	57	-
Dividends	50	47
Corporates	42	-
Federal funds sold	49	113
Total interest income	$ 17,715	$ 14,680
Interest Expense		
Deposits		
NOW, money market and savings	$ 1,316	$ 1,234
Time Deposits	6,083	4,224
Federal funds purchased	114	39
Repurchase agreements	322	187
Total interest expense	$ 7,835	$ 5,684
Net interest income	$ 9,880	$ 8,996
Provision for loan losses	451	630
Net interest income after provision for loan losses	$ 9,429	$ 8,366
Other operating income		
Mortgage fee income	$ 1,345	$ 1,230
Service charges and fees	735	806
Other	630	271
Gain on sale of available-for-sale securities	41	7
Total other operating income	$ 2,751	$ 2,314
Other operating expenses		
Salaries and employee benefits	$ 4,756	$ 4,129
Occupancy	700	615
Equipment	840	828
Supplies	326	291
Professional, data processing and other outside expenses	1,135	1,003
Marketing	375	329
Credit expense	210	195
Loss on sale of assets	51	-
Other	626	543
Total other operating expenses	$ 9,019	$ 7,933
Income before income taxes	$ 3,161	$ 2,747
Income tax expense	1,077	982
Net Income	$ 2,084	$ 1,765
Income per common share - basic	$ 0.82	$ 0.80
Income per common share - diluted	$ 0.78	$ 0.75

See notes to the financial statements

Consolidated Statements of Changes In Stockholders' Equity

(dollars in thousands)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
Balance at December 31, 2005	2,001,495	$ 4,269	$ 7,424	$ 3,224	$ (241)	$ 14,676
Net Income	-	-	-	1,765	-	1,765
Unrealized gains on securities available for sale net of deferred taxes of $6	-	-	-	-	13	13
Reclassification adjustment for gains included in net income, net of income tax expense $(2)	-	-	-	-	(5)	(5)
Comprehensive Income						1,773
Exercise of stock options	18,483	53	131	-	-	184
Stock compensation expense		-	151	-	-	151
Net proceeds from sale of common stock	276,446	592	4,555	-	-	5,147
Balance at December 31, 2006	2,296,424	$ 4,914	$ 12,261	$ 4,989	$ (233)	$ 21,931
Net Income	-	-	-	2,084	-	2,084
Unrealized gains on securities available for sale net of deferred taxes of $130	-	-	-	-	253	253
Reclassification adjustment for gains included in net income, net of income tax expense $(14)	-	-	-	-	(27)	(27)
Comprehensive Income						2,310
10% Stock dividend	229,790	497	3,512	(4,009)	-	-
Exercise of stock options	32,364	65	229	-	-	294
Stock compensation expense	-	-	12	-	-	12
Acquisition of common stock	(1,680)	(4)	(19)	-	-	(23)
Balance at December 31, 2007	2,556,898	$ 5,472	$ 15,995	$ 3,064	$ (7)	$ 24,524

See notes to the financial statements

Consolidated Statements of Changes of Cash Flows

(dollars in thousands)

	Years Ended December 31, 2007	2006
Cash flows from operating activities		
Net Income	$ 2,084	$ 1,765
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	663	629
Net amortization and accretion of premiums and discounts on securities	37	71
Gain on sale of available-for-sale securities	(41)	(7)
Provision for loan losses	451	630
Loss on sale of other assets	51	-
Stock compensation expense	12	151
Provision (benefit) for deferred income taxes	3	(178)
(Increase) in interest receivable	(205)	(234)
(Increase) in other assets	(757)	(581)
Increase (decrease) in income taxes payable	(104)	46
Increase in interest payable	98	159
Increase (decrease) in other liabilities	151	(99)
Net cash provided by operating activities	$ 2,443	$ 2,352
Cash flows from investing activities		
Purchases of securities held-to-maturity	$ -	$ (1,000)
Proceeds from maturities and calls of securities held-to-maturity	1,000	1,000
Purchases of securities available-for-sale	(14,616)	(6,827)
Proceeds from maturities and calls of securities available-for-sale	3,442	500
Proceeds from sale of securities available-for-sale	4,487	4,004
Purchases of Federal Home Loan Bank stock	(27)	(50)
Purchases of Federal Reserve Bank stock	(160)	-
Origination of loans, net of principal collected	(37,004)	(32,618)
Purchases of premises and equipment	(1,022)	(1,377)
Proceeds from sale of other assets	1,011	-
Net cash used in investing activities	$ (42,889)	$ (36,368)
Cash flows from financing activities		
Net increase in deposits	$ 26,934	$ 27,833
Net increase in federal funds purchased	5,587	-
Net increase in repurchase agreements	2,092	1,493
Acquisition of common stock	(23)	-
Proceeds from common stock offering	-	5,147
Proceeds from exercise of stock options	294	184
Net cash provided by financing activities	$ 34,884	$ 34,657
Increase (decrease) in cash and cash equivalents	(5,562)	640
Cash and cash equivalents at beginning of period	$ 9,876	$ 9,236
Cash and cash equivalents at end of period	$ 4,314	$ 9,876
Non cash transactions		
Transfer of loans to foreclosed assets	$ 527	$ 535
Fair value adjustment for securities	342	12
Cash transactions		
Cash paid for interest	$ 7,737	$ 5,525
Cash paid for taxes	1,164	989

See notes to the financial statements

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank") and through BOTJ Investment Group, Inc. ("BOTJIG"), a wholly-owned investment services firm operating from an office within the Bank branch located at 615 Church Street in Lynchburg. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and BOTJIG, and of such other subsidiaries as it may acquire or establish.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's seven locations consist of four in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, and one in the Town of Amherst, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation
The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and cash equivalents
Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities
The Bank classifies its securities in three categories: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost, amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the

See notes to the financial statements

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of stockholders' equity, net of applicable deferred taxes. The Bank does not engage in trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted investments

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets.

Loans

Financial grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current (within 90 days past due) and future payments are reasonably assured.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

Allowance for loan loss
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by evaluating the fair value of the underlying collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Financial does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property, equipment and depreciation
Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

Foreclosed properties
Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Income taxes
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Stock options
Effective January 1, 2006, Financial adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25). SFAS 123R requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;
2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;
3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;
4. Risk-free interest rate – based on the 10 year U.S. Treasury yield on the day of grant.

Under APB Opinion No. 25, compensation expense was generally not recognized if the exercise price of the

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

option equaled or exceeded the market price of the stock on the date of grant. For the years ended December 31, 2007 and 2006, Financial recognized stock-based compensation expense of $12 and $151 respectively, in accordance with SFAS No. 123R.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2006; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 4.87%, and expected lives of 7 years. The following weighted average assumptions were used for the year ended December 31, 2007; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 4.75%, and expected lives of 7 years. During 2007, the company took into consideration guidance under SFAS 123R and SEC Staff Accounting Bulletin No. 107 ("SAB 107") when reviewing and updating assumptions.

Financial has elected to adopt the modified prospective method which requires compensation expense to be recorded for the unvested portion of previously issued awards that remained outstanding as of January 1, 2006. In addition, compensation expense is recorded for any awards issued, modified, or settled after the effective date of this standard and prior periods are not restated. For awards granted prior to the effective date, the unvested portion of the awards are recognized in periods subsequent to the adoption based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123.

SFAS No. 123R requires Financial to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods.

Reclassification
Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

Comprehensive income
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Bank is required to classify items of other comprehensive income (such as net unrealized gains (losses) on securities available-for-sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

In accordance with the provisions of the SFAS 130, the Bank has included in the accompanying financial statements, comprehensive income resulting from such activities. Comprehensive income consists of the net income or loss and net unrealized income or losses on securities available-for-sale. These amounts are reported net of the income tax effect less any related allowance for realization. Also, accumulated other comprehensive income is included as a separate disclosure within the statements of changes in stockholders' equity in the accompanying financial statements.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Marketing
The Bank expenses advertising costs as incurred.

Note 3 - Restrictions on cash
To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,096 and $929 for the weeks including December 31, 2007 and 2006, respectively.

Note 4 - Securities
A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 6,494	$ 32	$ (3)	$ 6,523
Available-for-sale				
U.S. agency obligations	$ 14,954	$ 129	$ -	$ 15,083
Mortgage-backed securities	4,764	19	(49)	4,734
Municipals	2,547	1	(25)	2,523
Corporates	3,478	-	(85)	3,393
	$ 25,743	$ 149	$ (159)	$ 25,733

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 7,494	$ 2	$ (153)	$ 7,343
Available-for-sale				
U.S. agency obligations	$ 16,007	$ -	$ (293)	$ 15,714
Mortgage-backed securities	2,203	-	(59)	2,144
Municipals	840	-	-	840
	$ 19,050	$ -	$ (352)	$ 18,698

The following tables show the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 4 – Securities (continued)

December 31, 2007	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ -	$ -	$ 1,992	$ 3	$ 1,992	$ 3
Mortgage-backed securities	1,001	18	1,569	31	2,570	49
Corporates	3,393	85	-	-	3,393	85
Municipals	1,684	24	497	1	2,181	25
Total temporarily impaired securities	$ 6,078	$ 127	$ 4,058	$ 35	$ 10,136	$ 162

December 31, 2006	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 3,957	$ 32	$ 18,595	$ 414	$ 22,552	$ 446
Mortgage-backed securities	-	-	1,896	59	1,896	59
Total temporarily impaired securities	$ 3,957	$ 32	$ 20,491	$ 473	$ 24,448	$ 505

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and may do so more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, the Company does not consider the unrealized losses as other-than-temporary losses due to the nature of the securities involved. The securities consist of 23 bonds, all of which have an S&P rating of A or higher or are indirectly backed by the U.S. Government. For these reasons, management believes the default risk to be minimal. The $10,136 in securities in which there is an unrealized loss of $162 includes unrealized losses ranging from $1 to $49 or from 0.01% to 10.24% of the original cost of the investment. As management has the ability to hold securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

The amortized costs and fair values of securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(dollars in thousands, except share and per share data)

Note 4 – Securities (continued)

or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due after one year through five years	$ 2,000	$ 2,001	$ 4,994	$ 5,034
Due after five years through ten years	500	501	8,504	8,421
Due after ten years	3,994	4,021	12,245	12,278
	$ 6,494	$ 6,523	$ 25,743	$ 25,733

The Bank sold $4,487 of securities available-for-sale in 2007 with realized gains totaling $41. The Bank sold $4,004 of securities available-for-sale in 2006 with realized gains on the sales totaling $7.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $19,447 and $14,997 (fair value of $19,592 and $14,686) at December 31, 2007 and 2006, respectively.

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31,	
	2007	2006
Commercial loans	$ 43,877	$ 36,082
Real Estate - construction	36,296	32,087
Real Estate - residential	114,278	98,151
Installment and other	31,717	23,240
Total loans	226,168	189,560
Less allowance for loan losses	2,146	2,091
Net loans	$ 224,022	$ 187,469

The activity in the allowance for loan losses for 2007 and 2006 is summarized as follows:

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

	2007	2006
Balance at beginning of period	$ 2,091	$ 1,777
Provision charged to operations	451	630
Loan charge-offs	(442)	(403)
Loan recoveries	46	87
Balance at end of period	$ 2,146	$ 2,091

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2007 and 2006:

	Impaired & Non-Accrual Loans At December 31,	
	2007	**2006**
Impaired loans without a valuation allowance	$ 10,355	$ 2,861
Impaired loans with a valuation allowance	4,503	6,188
Total impaired loans	$ 14,858	$ 9,049
Valuation allowance related to impaired loans	$ 1,389	$ 1,121
Total non-accrual loans	$ 1,246	$ 646
Total loans past due ninety days or more and still accruing	$ -	$ -

No non-accrual loans were excluded from impaired loan disclosure for both 2007 and 2006.

	Average Investment in Impaired Loans Years Ended December 31,	
	2007	**2006**
Average investment in impaired loans	$ 13,891	$ 10,217
Interest income recognized on impaired loans	$ 988	$ 597
Interest income recognized on a cash basis on impaired loans	$ 988	$ 597

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2007 and 2006 were $2,830 and $2,559 respectively. During 2007, new loans and advances amounted to $1,439 and repayments amounted to $1,168. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 6 – Premises and equipment

Property and equipment at December 31, 2007 and 2006 are summarized as follows:

	December 31,	
	2007	2006
Land	$ 542	$ 542
Building and improvements	3,038	2,528
Construction in progress	487	814
Furniture and equipment	4,202	3,476
Leasehold improvements	1,391	1,279
	9,660	8,639
Less accumulated depreciation	3,658	2,995
Net property and equipment	$ 6,002	$ 5,644

Total depreciation expense for the years ended December 31, 2007 and 2006 was $663 and $629, respectively.

Note 7 - Deposits

A summary of deposit accounts is as follows:

(rest of page intentionally blank)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(dollars in thousands, except share and per share data)

Note 7 – Deposits (continued)

	December 31, 2007	December 31, 2006
Demand		
Non-interest bearing	$ 34,973	$ 34,172
Interest bearing	46,595	42,617
Savings	10,400	15,487
Time, $100,000 or more	43,484	31,835
Other time	93,271	77,678
	$ 228,723	$ 201,789

At December 31, 2007, maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2008	$ 100,770
2009	7,648
2010	19,958
2011	3,420
2012	4,959
	$ 136,755

The Bank held related party deposits of $5,074 and $1,750 at December 31, 2007 and 2006, respectively.

(rest of page intentionally blank)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 8 – Other borrowings

Short-term borrowings consist of the following at December 31, 2007 and 2006:

	2007	2006
Federal funds purchased	$ 5,587	$ -
Securities sold under agreements to repurchase	10,542	8,450
Total short term borrowings	$ 16,129	$ 8,450
Weighted interest rate	3.41%	2.43%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $4,900; Suntrust Bank, $3,000; and Compass Bank, $2,250. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term.

Note 9 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007 with no impact on the financial statements.

Income tax expense attributable to income before income tax expense is summarized as follows:

(rest of page intentionally blank)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 9 - Income taxes (continued)

	December 31, 2007	December 31, 2006
Current federal income tax expense	$ 1,074	$ 1,160
Deferred federal income tax (benefit)	3	(178)
Income tax provision	$ 1,077	$ 982

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2007	2006
Computed "expected" income tax provision	$ 1,075	$ 934
Increase (reduction) in income tax resulting from:		
Non-taxable income	(16)	-
Non-deductible expenses	18	48
Income tax provision	$ 1,077	$ 982

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2007	2006
Deferred tax assets		
Allowance for loan loses	$ 527	$ 530
Unrealized loss on available-for-sale securities	3	120
Gross deferred tax assets	530	650
Deferred tax liability		
Depreciation	71	72
Prepaid expenses	16	15
Gross deferred tax liability	87	87
Net deferred tax asset	$ 443	$ 563

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 10 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. All amounts have been restated for stock dividend in 2007.

The basic and diluted earnings per share calculations are as follows:

	2007	2006
Numerator:		
Net income available to stockholders	$ 2,084	$ 1,765
Basic EPS weighted average shares outstanding	2,552,765	2,216,245
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	125,772	149,449
Diluted EPS weighted-average shares outstanding	2,678,537	2,365,694
Basic earnings per share	$ 0.82	$ 0.80
Diluted earnings per share	$ 0.78	$ 0.75

There were 2,530 shares excluded from the 2007 earnings per share calculation because their effects were anti-dilutive. No shares were excluded from the earnings per share calculation for 2006.

Note 11 – Defined contribution benefit plan

The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2007 and 2006, the Company made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants. The Company's expense for the plan totaled $91 and $79 for 2007 and 2006, respectively.

Note 12 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In 2006 and 2007, stock dividends of 25% and 10% respectively were declared affecting the aforementioned grants retroactively (See Note 13). There are 10,643 remaining shares available for grant as of December 31, 2007.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 12 – Stock option plan (continued)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R). SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant and eliminates the choice to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company adopted SFAS 123R effective January 1, 2006 using the modified prospective method and as such, results for prior periods have not been restated. Prior to January 1, 2006, no compensation expense was recognized by the Company for stock option grants as all such grants had an exercise price not less than fair market value on the date of grant. The Company has not issued any non-vested stock.

Stock option plan activity for the twelve months ended December 31, 2007 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding January 1, 2007	336,813	$ 9.44		
Granted	1,100	17.27		
Exercised	(32,364)	7.99		
Forfeited	(5,565)	12.26		
Options outstanding, December 31, 2007	299,984	$ 9.51	5.59	$ 1,397
Options exercisable, December 31, 2007	298,719	$ 9.47	5.58	$ 1,353
Weighted average fair value of options granted during the year		$ 9.53		

The total approximate value of in-the-money options exercised during 2007 was $194. As of December 31, 2007, there was approximately $3 of total unrecognized compensation expense related to non vested option awards which will be recognized over the remaining service period.

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

(rest of page intentionally blank)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 12 – Stock option plan (continued)

Option Outstanding				
Range of Exercise Prices	Number of Options	Remaining Contractual Life	Weighted Average Exercise Price	
$ 4.41 to $ 4.95	85,309	2.8 years	$	4.70
$ 6.61 to $ 9.81	91,898	5.6 years	$	8.46
$ 10.91 to $ 14.55	120,247	7.5 years	$	13.53
$ 18.00 to $ 18.18	2,530	8.3 years	$	18.02
$ 4.41 to $ 18.18	299,984	5.6 years	$	9.51

Note 13 – Stockholders' equity

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147 (net of costs and expenses of $106). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare. As of December 31, 2007, the aggregate amount of unrestricted funds which could be transferred from Financial's subsidiaries to Financial without regulatory approval, totaled $6,886 or 28% of total consolidated stockholders' equity.

On January 17, 2006, the Board of Directors of Bank of the James Financial Group, Inc. declared a 25% stock split effected in the form of a dividend to its shareholders of record on January 10, 2006. The dividend was paid on March 10, 2006 and increased the outstanding shares of common stock by 400,448. All per share amounts have been retroactively adjusted to reflect this dividend.

On May 15, 2007, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 24, 2007 to shareholders of record June 19, 2007. Following the stock dividend, the number of outstanding shares increased by 229,790. The dividend required a reclassification of retained earnings effective May 15, 2007 in the amount of $4,009. Of this amount, $497 was reclassified as common stock and $3,512 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 14 - Regulatory matters (all amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 14 - Regulatory matters (all amounts in thousands) (continued)

action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2007 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2007 and 2006 are also presented in the table below, dollars are in thousands.

As of December 31, 2007, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

On February 1, 2007, $5,000 of additional capital from Financial's recent common stock offering was transferred to the Bank level in the form of a capital contribution. The additional capital is not reflected in the table below for the period ending December 31, 2006 as the tables below are Bank only tables. The capital ratios for the Company on a consolidated basis are comparable to the capital ratios of the Bank for 2007 and 2006 as set forth below:

	December 31, 2007 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 26,180	11.9%	$ 17,534	>8.0%	$ 21,918	>10.0%
Tier I capital (to risk-weighted assets)	$ 24,035	11.0%	$ 8,767	>4.0%	$ 13,151	>6.0%
Tier I capital (leverage) (to average assets)	$ 24,035	9.0%	$ 10,727	>4.0%	$ 13,409	>5.0%

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 14 - Regulatory matters (all amounts in thousands) (continued)

	December 31, 2006 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 19,034	10.2%	$ 14,903	>8.0%	$ 18,629	>10.0%
Tier I capital (to risk-weighted assets)	$ 16,943	9.1%	$ 7,452	>4.0%	$ 11,177	>6.0%
Tier I capital (leverage) (to average assets)	$ 16,943	7.7%	$ 8,847	>4.0%	$ 11,058	>5.0%

Note 15 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The initial term of the lease for 615 Church Street is for five years with an additional renewal term of five years. The Bank chose to accept the additional renewal period of 5 years and has 1.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 33% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 17.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 13 years remaining on this lease including option periods.

In September 2006, the Bank entered into a lease agreement for a mortgage origination office at 14662 Moneta Road, Moneta, Virginia with Lakeland Development Corporation. The initial term of the lease is 3 years with 1 year renewal periods thereafter. The Bank has 1.8 years remaining on the initial 3 year term of the lease.

Rental expenses under operating leases were $265 and $274 for the years ended December 31, 2007 and 2006, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2007 are as follows:

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 15 – Contingent liabilities (continued)

Year Ending	Amount
2008	$ 273
2009	240
2010	240
2011	278
2012	283
Thereafter	458
	$ 1,772

Note 16 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

(rest of page intentionally blank)

(dollars in thousands, except share and per share data)

Note 16 - Financial instruments with off-balance-sheet risk (continued)

	Contract Amounts at December 31,	
	2007	2006
Commitments to extend credit	$ 50,725	$ 37,998
Standby letters of credit	$ 2,069	$ 2,882

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 17 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. Accounts at this institution are secured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances were approximately $1,705 and $1,795 at December 31, 2007 and 2006, respectively.

Note 18 – Fair values of financial instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances there are no quoted market prices for Financial's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not

Note 18 – Fair values of financial instruments (continued)

necessarily represent the underlying fair value of Financial.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Securities
Fair values of securities, excluding Federal Reserve Bank stock and Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Reserve Bank stock and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the respective banks.

Loans
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits
Fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments
Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2007 and 2006.

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 18 – Fair values of financial instruments (continued)

	December 31, 2007		December 31, 2006	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 4,314	$ 4,314	$ 6,738	$ 6,738
Federal funds sold	-	-	3,138	3,138
Securities				
Available-for-sale	25,733	25,733	18,698	18,698
Held-to-maturity	6,494	6,523	7,494	7,343
Restricted stock	986	986	799	799
Loans, net	224,022	227,777	187,469	187,441
Interest receivable	1,515	1,515	1,310	1,310
Financial liabilities				
Deposits	$ 228,723	$ 224,023	$ 201,789	$ 203,672
Federal funds purchased	5,587	5,587	-	-
Repurchase agreements	10,542	10,542	8,450	8,450
Interest payable	405	405	307	307

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 18 – Fair values of financial instruments (continued)

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 19 - Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company does not expect the implementation of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 19 - Impact of Recently Issued Accounting Standards (continued)

In September 2006, the Emerging Issues Task Force (EITF) issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007, with early application permitted. The Company does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In November 2006, the EITF issued "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company does not expect the implementation of EITF 06-10 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the implementation of SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company does not expect the implementation of SAB 110 to have a material impact on its consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 20 – Condensed Financial Statements of Parent Company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet

	December 31, 2007	December 31, 2006
Assets		
Cash	$ 153	$ 5,147
Taxes receivable	53	-
Investment in subsidiaries		
Bank of the James	24,028	16,710
BOTJ Investment Group, Inc.	290	74
Total investment in subsidiaries	24,318	16,784
Total assets	$ 24,524	$ 21,931
Liabilities and stockholders' equity		
Total liabilities	$ -	$ -
Common stock $2.14 par value	$ 5,472	$ 4,914
Additional paid-in-capital	15,995	12,261
Retained earnings	3,064	4,989
Accumulated other comprehensive (loss)	(7)	(233)
Total stockholders' equity	$ 24,524	$ 21,931
Total liabilities and stockholders' equity	$ 24,524	$ 21,931

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 20 – Condensed Financial Statements of Parent Company (continued)

Statements of Income

	Years Ended December 31, 2007	Years Ended December 31, 2006
Income	$ -	$ -
Operating expenses		
Legal and professional fees	152	$ -
Total expenses	$ (152)	$ -
Allocated income tax benefits	$ 52	$ -
Income before equity in undistributed income of subsidiaries	$ (100)	$ -
Equity in undistributed income - Bank of the James	$ 2,067	$ 1,791
Equity in undistributed income (loss) - BOTJ Investment Group, Inc.	117	(26)
Net Income	$ 2,084	$ 1,765

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
(dollars in thousands, except share and per share data)

Note 20 – Condensed Financial Statements of Parent Company (continued)

Statements of Cash Flows
(dollars in thousands)

	Years Ended December 31,			
	2007		2006	
Cash flows from operating activities				
Net Income	$	2,084	$	1,765
Adjustments to reconcile net income to net cash used in operating activities:				
Increase in income taxes receivable		(53)		
Stock compensation expense		(12)		
Equity in undistributed net (income) of Bank of the James		(2,067)		(1,791)
Equity in undistributed net (income) loss of BOTJ Investment Group, Inc.		(117)		
Net cash used in operating activities	$	(165)	$	
Cash flows from investing activities				
Capital contribution to subsidiary Bank of the James	$	(5,000)	$	(184)
Capital contribution to subsidiary BOTJ Investment Group, Inc.		(100)		
Net cash used in investing activities	$	(5,100)	$	(184)
Cash flows from financing activities				
Acquisition of common stock	$	(23)	$	
Proceeds from issuance of stock under stock option plan		294		184
Proceeds from common stock offering		-		5,147
Net cash provided by financing activities	$	271	$	5,331
Increase (decrease) in cash and cash equivalents		(4,994)		5,147
Cash and cash equivalents at beginning of period	$	5,147	$	
Cash and cash equivalents at end of period	$	153	$	5,147

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its two subsidiaries, Bank of the James and BOTJ Investment Group, Inc., the discussion primarily concerns the business of these two subsidiaries. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and BOTJ Investment Group, Inc. as appropriate. The comparison of operating results for Financial between the years ended December 31, 2007 and 2006 should be read in the context of both the size and the relatively short operating history of the Bank.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. We conduct our primary operations through two wholly-owned subsidiaries, Bank of the James (which we refer to as the "Bank") and BOTJ Investment Group, Inc. (which we refer to as the "Investment Group").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. Investment Group was incorporated under the laws of the Commonwealth of Virginia in 2006 and began providing securities brokerage services to the public in April 2006. It conducts its business primarily from one office located in the City of Lynchburg.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

For the year ended December 31, 2007, net income was $2,084,000, an increase of $319,000 from $1,765,000 for year ended December 31, 2006. The increase in earnings resulted from a 20.7% increase in interest income and an 18.9% increase in non-interest income. For the year ended December 31, 2007, net income per share increased to $0.82 per basic share ($0.78 diluted) from $0.80 per basic share ($0.75 diluted) for the year ended December 31, 2006.

Net interest income increased in large part as a result of the growth in average interest-earning assets, specifically loans. The increase is attributable to fees derived from increased mortgage origination volume, revenue from the Bank's investment in a title insurance company, as well as commissions on investments offered through Investment Group. Non-interest expense increased in 2007 as compared to 2006 because of increases in personnel expense, outside expense, and other operating expenses resulting from the growth of the Bank's branch network.

Total assets as of December 31, 2007 were $270,060,000 compared to $232,709,000 at the end of 2006, an increase of $37,351,000 or 16.1%. Loans, net of unearned income and loan loss provision, increased from $187,469,000 as of December 31, 2006 to $224,022,000 as of the end of December 31, 2007, an increase of 19.5%. Management expects that the current level of equity capital will allow the Bank, among other things, to continue to grow its loan portfolio.

Financial experienced net interest margin compression during 2007 as a result of increased competition for deposits, price sensitive deposit customers and the inverted treasury yield curve that created higher short-term rates. The combination of these factors created a shift in the funding mix and an increased cost of funds. The net interest margin decreased 39 basis points to 4.18% for 2007, compared to 4.57% for 2006. For the fourth quarter of 2007, the net interest margin was 4.11%. Management expects the net interest margin to remain under pressure during the first and second quarters of 2008 because a significant amount of the Bank's fixed rate certificates of deposit will not reprice until later in 2008. However, the ability to attract lower cost funds, including noninterest-bearing deposits, and the shape of the yield curve will have a significant impact on future increases or decreases in net interest income.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank.

Stock Dividends

On January 17, 2006, Financial declared a 25% stock dividend (or 5 for 4 split), which was paid on March 10, 2006 to shareholders of record on February 10, 2006. On May 15, 2007, Financial declared a 10% stock dividend, which was paid on July 24, 2007 to shareholders of record on June 19, 2007. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement"). See "Management Discussion and Analysis Results of Operations – Allowance for Loan Losses and Loan Loss Reserve" below for further discussion of the allowance for loan losses.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Net Income

The net income for Financial for the year ended December 31, 2007 was $2,084,000 or $0.82 per basic and $0.78 per diluted share compared with net income of $1,765,000 or $0.80 per basic and $0.75 per diluted share for the year ended December 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Note 10 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The increase of $319,000 in 2007 net income compared to 2006 net income was due in large part to the following factors: i) additional interest earned as a result of an increase in the size of the loan portfolio, Financial's primary method of investment; and ii) an increase in non-interest income. The increase was negatively impacted by i) a decrease in net interest margin as a result of maturing certificates of deposit renewing at higher rates, ii) an increase in personnel expenses and occupancy expenses related to our expansion as well as an increase in outside expenses.

Our loan loss provision was $451,000 for the year ended December 31, 2007 as compared with a loan loss provision of $630,000 for the year ended December 31, 2006. This decrease resulted from application of the Bank's impairment review, as required by SFAS 114, and an analysis of historical loss percentages, as required by SFAS 5, both of which are discussed in more detail below, performed in accordance with FFIEC Policy Statement discussed under "Critical Accounting Policies," above. Although as of December 31, 2007 the Bank had loans in excess of $1,246,000 classified as non-performing, management believes the additional impairment on these loans will be immaterial due to the fact that the anticipated losses associated with these loans have been provided for in the allowance for loan loss.

These operating results represent a return on average shareholders' equity of 9.10% for the year ended December 31, 2007 compared to 11.35% for the year ended December 31, 2006. Return on average assets for the year ended December 31, 2007 was 0.84% compared to 0.85% in 2006.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Net interest income for 2007 increased $884,000 to $9,880,000 or 9.83% from net interest income of $8,996,000 in 2006. The growth in net interest income was due to an increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits. The net interest margin decreased to 4.18% in 2007 from 4.57% in 2006. The average rate on earning assets increased 3 basis points from 7.46% in 2006 to 7.49% in 2007 and the average rate on interest-bearing liabilities increased from 3.46% in 2006 to 4.06% in 2007. Although management cannot predict with certainty future interest rate decisions by the FOMC, management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

Interest income increased to $17,715,000 for the year ended December 31, 2007 from $14,680,000 for the year ended December 31, 2006. This increase was due to an increase in the amount of interest earning assets, including loans and investment securities.

Interest expense increased to $7,835,000 for the year ended December 31, 2007 from $5,684,000 for the year ended December 31, 2006. This increase in interest expense was primarily due to both an increase in the aggregate balance in interest bearing deposit accounts and, in response to the interest rate increases by the FOMC during the first nine months of 2007. In addition, interest expense increased in part because of a growth in certificate of deposits, which paid increased interest rates in response to competition. The Bank expects its interest expense to begin to decrease slightly throughout the first and second quarters of 2008 as maturing certificates of deposit renew and reprice at lower rates.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Net Interest Margin Analysis
Average Balance Sheets
For the Twelve Months Ended December 31, 2007, 2006 and 2005
(dollars in thousands)

	2007			2006			2005		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS									
Loans, including fees	$207,772	$ 16,259	7.83%	$167,840	$ 13,280	7.91%	$149,387	$ 10,904	7.30%
Federal funds sold	973	49	5.04%	2,261	113	5.00%	1,879	58	3.09%
Securities	27,015	1,357	5.02%	25,778	1,240	4.81%	22,699	1,036	4.56%
Federal agency equities	810	50	6.17%	731	47	6.43%	622	30	4.82%
CBB equity	56	-	0.00%	56	-	0.00%	56	-	-
Total earning assets	236,626	17,715	7.49%	196,666	14,680	7.46%	174,643	12,028	6.89%
Allowance for loan losses	(2,162)			(1,988)			(1,575)		
Non-earning assets	14,901			12,717			10,702		
Total assets	$249,365			$207,395			$183,770		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits									
Demand interest bearing	$ 42,964	$ 1,123	2.61%	$ 31,824	$ 814	2.56%	$ 18,915	$ 216	1.14%
Savings	12,572	193	1.54%	22,371	420	1.88%	44,440	858	1.93%
Time deposits	124,886	6,083	4.87%	101,486	4,224	4.16%	76,861	2,591	3.37%
Total interest bearing deposits	180,422	7,399	4.10%	155,681	5,458	3.51%	140,216	3,665	2.61%
Other borrowed funds									
Fed funds purchased	2,035	114	5.60%	715	39	5.45%	742	28	3.77%
Repurchase agreements	10,737	322	3.00%	7,694	187	2.43%	4,823	86	1.78%
Total interest-bearing liabilities	193,194	7,835	4.06%	164,090	5,684	3.46%	145,781	3,779	2.59%
Non-interest bearing deposits	33,237			27,316			23,953		
Other liabilities	631			437			207		
Total liabilities	227,062			191,843			169,941		
Stockholders' equity	22,303			15,552			13,829		
Total liabilities and Stockholders' equity	$249,365			$207,395			$183,770		
Net interest earnings		$ 9,880			$ 8,996			$ 8,249	
Net interest margin			4.18%			4.57%			4.72%
Interest spread			3.43%			4.00%			4.29%

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Volume and Rate
(in thousands)
Year Ending December 31,

	2007			2006		
	Volume Effect	Rate Effect	Change in Income/ Expense	Volume Effect	Rate Effect	Change in Income/ Expense
Loans	$ 3,111	$ (132)	$ 2,979	$ 1,417	$ 959	$ 2,376
Federal funds sold	(65)	1	(64)	14	41	55
Securities	61	56	117	145	59	204
Federal agency equities	5	(2)	3	6	11	17
CBB equity	-	-	-	-	-	-
Total earning assets	3,112	(77)	3,035	1,582	1,070	2,652
Liabilities:						
Demand interest bearing	293	16	309	212	386	598
Savings	(161)	(66)	(227)	(416)	(22)	(438)
Time deposits	1,068	791	1,859	943	690	1,633
Fed funds purchased	74	1	75	(1)	12	11
Repurchase agreements	85	50	135	63	38	101
Total interest-bearing liabilities	$ 1,359	$ 792	$ 2,151	$ 800	$ 1,105	$ 1,905
Change in net interest income	$ 1,753	$ (869)	$ 884	$ 782	$ (35)	$ 747

Non-Interest Income of Financial

Non-interest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where non-interest income can be increased. Non-interest income (excluding securities gains and losses) consists primarily of fees and charges on transactional deposit accounts, mortgage loan origination fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment Group.

The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage Division are presold to mortgage banking or other financial institutions. The Mortgage Division assumes no credit or interest rate risk on these mortgages.

Effective April 4, 2006, Investment Group began providing securities brokerage services to Bank customers and others. Investment Group provides the services through an agreement with Community Bankers' Securities, LLC ("CB Securities"), a registered broker-dealer. Under this agreement, CB Securities will operate service centers in one or more branches of the Bank. The centers will be staffed by dual employees of Investment Group and CB Securities. Investment Group receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. Due to the relatively short operating history of Investment Group, its financial impact on the consolidated financials of Financial has been immaterial. Although management cannot predict the financial impact of Investment Group with certainty, management anticipates it will continue to be a growing component of non-interest income in 2008.

Non-interest income increased to $2,710,000 (exclusive of $41,000 on gains from sales of securities) in 2007 from $2,307,000 (exclusive of $7,000 on gains from sales of securities) in 2006. The following table summarizes our non-interest income for the periods indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Non-Interest Income
(in thousands)

	At December 31,	
	2007	2006
Service charges and fees	$ 504	$ 627
Mortgage loan origination fees, net of commission	1,345	1,230
Investment service fees	520	150
Equity earnings from title insurance	68	89
Other	273	211
Non-interest income	2,710	2,307
Gains on sales of available-for-sale securities	41	7
Total non-interest income	$ 2,751	$ 2,314

The increase in non-interest income for 2007 was due to an increase in fees generated by Investment Group as well as an increase in mortgage loan origination fees. The increase was offset in part by a decrease in service charges on an increased number of deposit accounts. 2007 was Investment Group's first full year of operation. In 2007, Investment Group increased its revenue as a direct result of increased transactions for its customers. For the year ended December 31, 2007, Investment Group accounted for 2.54% of Financial's total income as compared with 0.88% of Financial's total income for the year ended December 31, 2006. During 2007, mortgage loan volume continued to be strong, driven in part by an increase in home purchases, an increase in average home prices and mortgage refinancing of adjustable rate mortgages to conventional mortgages stimulated by continued low interest rates on longer term conventional mortgages, as well as a reduced number of competitors. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers. The Mortgage Division originated 416 mortgage loans, totaling $71,278,000 in 2007 as compared with 388 mortgage loans, totaling $59,487,000 during the year ended December 31, 2006. For the year ended December 31, 2007, the Mortgage Division accounted for 6.57% of Financial's total income as compared with 7.23% of Financial's total income for the year ended December 31, 2006.

For the year ended December 31, 2007 non-interest income represented 13.44% of Financial's total revenues, a slight decrease when compared to the figure of 13.62% for the prior year. One of Financial's goals is to continue to evaluate and identify new sources of non-interest income as well as enhance existing ones.

Non-Interest Expense of Financial

Non-interest expenses increased from $7,933,000 for the year ended December 31, 2006 to $9,019,000 for the year ended December 31, 2007. The following table summarizes our non-interest expense for the periods indicated.

Non-Interest Expense
(in thousands)

	At December 31,	
	2007	**2006**
Salaries and employee benefits	$ 4,756	$ 4,129
Occupancy	700	615
Equipment	840	828
Supplies	326	291
Professional, data processing and other outside expenses	1,135	1,003
Marketing	375	329
Credit expense	210	195
Loss on sale of assets	51	-
Other	626	543
Total non-interest expense	$ 9,019	$ 7,933

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

The increase in non-interest expense was due in large part to increase in personnel expenses as well as increases in occupancy and outside expenses, all of which are directly relate to our growth. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with SFAS 91), increased to $4,756,000 for the year ended December 31, 2007, from $4,129,000 for the twelve months ended December 31, 2006. This increase was due in part to the hiring of additional personnel necessary to staff our expanded operations. In late 2006, the Bank hired personnel to staff its newly-opened branch in the Town of Amherst, Virginia. Compensation for some employees of the Mortgage Division and Investment Group is commission-based and therefore subject to fluctuation. Because of increased volume of business at both the Mortgage Division and Investment Group, commission compensation and the corresponding employee benefits increased in 2007. The Bank also had increases in depreciation expense, data processing fees, other operating expenses, all of which are related to the growth of the Bank.

Because of the costs associated with increased staffing at the newest branches, Financial's efficiency ratio (that is, the cost of producing each dollar of revenue) increased slightly from 70.14% in 2006 to 71.40% in 2007. Management intends that additional interest earning assets will help lower the efficiency ratio.

Analysis of Financial Condition

General

Our total assets were $270,060,000 at December 31, 2007, an increase of $37,351,000 or 16.1% from $232,709,000 at December 31, 2006, primarily due to a growth in the loan portfolio. Loans, net of unearned income and allowance, increased to $224,022,000 on December 31, 2007 from $187,469,000 on December 31, 2006. The increase in loans was funded by a growth in deposits from $201,789,000 on December 31, 2006 to $228,723,000 on December 31, 2007.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased to $224,022,000 on December 31, 2007 from $187,469,000 on December 31, 2006. Total loans increased to $226,168,000 on December 31, 2007 from $189,560,000 on December 31, 2006. These increases can be attributed in part to an interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service.

As of December 31, 2007, the Bank had $1,246,000 in non-accrual loans compared with $646,000 at December 31, 2006. The Bank continues to pursue an aggressive charge off policy that also yields loan recoveries.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Loan Portfolio
(in thousands)
December 31,

	2007	2006	2005	2004 (1)	2003
Commercial loans	$ 43,877	$ 36,082	$ 30,853	$ 35,163	$ 45,455
Real estate - construction	36,296	32,087	27,303	22,251	12,044
Real estate - residential	114,278	98,151	78,058	63,215	39,765
Installment and other	31,717	23,240	21,043	21,062	18,791
Total loans	226,168	189,560	157,257	141,691	116,055
Less allowance for loan losses	2,146	2,091	1,777	1,419	1,451
Net loans	$ 224,022	$ 187,469	$ 155,480	$ 140,272	$ 114,604

(1) From 2003 to 2004, certain loans previously classified as commercial were reclassified because real estate served as the primary collateral for such loans.

The following table sets forth the maturities of the loan portfolio at December 31, 2007.

Remaining Maturities of Selected Loans
(in thousands)
At December 31, 2007

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial, financial, and agricultural	$ 782	$ 32,340	$ 10,755	$ 43,877
Real estate - construction	165	34,243	1,888	36,296
Real estate - mortgage	660	30,891	82,727	114,278
Installment and other	-	9,675	22,042	31,717
Total	$ 1,607	$ 107,149	$ 117,412	$ 226,168

For maturities over one year:	
Fixed Rates	$ 91,621
Variable Rates	132,940
Total	$ 224,561

Deposits

We experienced strong deposit growth from $201,789,000 for the period ended December 31, 2006 to $228,723,000 at the end of the same period in 2007, for an increase of 13.4%. Non-interest-bearing deposits increased $801,000 or 2.3% from $34,172,000 at December 31, 2006 to $34,973,000 at December 31, 2007. Interest-bearing deposits increased $26,133,000 or 15.6% from $167,617,000 at December 31, 2006 to $193,750,000 at December 31, 2007. Additionally, the Bank's effort to increase non-FDIC insured sweep accounts (repurchase agreements) resulted in an increased balance in these accounts to $10,542,000 on December 31, 2007 from $8,450,000 on December 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Non interest-bearing deposits	$ 33,237		$ 27,316		$ 23,953	
Interest-bearing deposits						
Interest checking	$ 11,879	1.45%	$ 10,510	1.45%	$ 8,075	0.97%
Money market	30,988	3.06%	21,284	3.11%	10,839	1.27%
Savings	12,669	1.55%	22,401	1.88%	44,441	1.93%
Time deposits						
Less than $100,000	86,428	4.82%	73,189	4.08%	56,389	3.28%
Greater than $100,000	38,458	4.99%	28,297	4.37%	20,472	3.63%
Total interest-bearing deposits	$ 180,422	4.10%	$ 155,681	3.51%	$ 140,216	2.61%
Total deposits	$ 213,659		$ 182,997		$ 164,169	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CD's Greater than $100,000
(in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2007	$ 8,537	$ 6,464	$ 16,645	$ 11,838	$ 43,484

Cash and Cash Equivalents

Cash and cash equivalents decreased from $9,876,000 on December 31, 2006 to $4,314,000 on December 31, 2007. This decrease was due primarily to routine fluctuations in deposits and federal funds sold. These routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts, contribute to variations in cash and cash equivalents. Federal funds sold decreased from $3,138,000 on December 31, 2006 to $0 on December 31, 2007. Management considers the amount of the decrease in federal funds sold to be part of the normal course of business and immaterial.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity. The portfolio of securities available-for-sale increased to $25,733,000 as of December 31, 2007 from $18,698,000 as of December 31, 2006.

Deposited funds are generally invested in overnight vehicles, including Federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of Federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $7,494,000 as of December 31, 2006 to $6,494,000 as of December 31, 2007. This immaterial decrease resulted primarily from the call of one position. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The balancing of the above factors along with the investment policy that management currently has in place contributed to the increase in the investment securities portfolio during 2007.

Securities available-for-sale increased $7,035,000 in 2007 to $25,733,000 from $18,698,000 at December 31, 2006. This increase is due to management's decision to invest a portion of surplus funds generated through increased deposits into longer term fixed income securities.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

	Securities Portfolio *(in thousands)* At December, 31		
	2007	**2006**	**2005**
Held to Maturity			
U.S. agency obligations	$ 6,523	$ 7,343	$ 7,367
Available-for-sale			
U.S. agency obligations	15,083	15,714	13,736
Mortgage backed securities	4,734	2,144	2,684
Municipals	2,523	840	-
Corporates	3,393	-	-
Total available-for-sale	$ 25,733	$ 18,698	$ 16,420

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2007 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Securities Portfolio Maturity Distribution / Yield Analysis

(dollars in thousands)

At December 31, 2007

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity:					
U.S. agency					
Amortized cost	$ -	$ 2,000	$ 500	$ 3,994	$ 6,494
Market value	$ -	$ 2,001	$ 501	$ 4,021	$ 6,523
Weighted average yield		4.00%	6.00%	6.04%	
Available-for-sale securities:					
U.S. agency					
Amortized cost	$ -	$ 4,994	$ 2,963	$ 6,997	$ 14,954
Market value	$ -	$ 5,034	$ 2,998	$ 7,051	$ 15,083
Weighted average yield		4.36%	5.34%	6.09%	
Mortgage backed securities					
Amortized cost	$ -	$ -	$ 1,440	$ 3,324	$ 4,764
Market value	$ -	$ -	$ 1,405	$ 3,329	$ 4,734
Weighted average yield			4.26%	5.61%	
Municipals					
Amortized cost	$ -	$ -	$ 1,659	$ 888	$ 2,547
Market value	$ -	$ -	$ 1,655	$ 868	$ 2,523
Weighted average yield			6.36%	6.27%	
Corporate					
Amortized cost	$ -	$ -	$ 2,442	$ 1,036	$ 3,478
Market value	$ -	$ -	$ 2,363	$ 1,030	$ 3,393
Weighted average yield			5.75%	7.93%	
Total portfolio					
Amortized cost	$ -	$ 6,994	$ 9,004	$ 16,239	$ 32,237
Market value	$ -	$ 7,035	$ 8,922	$ 16,299	$ 32,256
Weighted average yield		4.26%	5.11%	5.99%	

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 14 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2007 and 2006.

Analysis of Capital for Bank of the James

	December 31, 2007	December 31, 2006
Tier 1 Capital:		
Common stock	$ 3,743	$ 4,323
Additional paid in capital	13,311	7,706
Retained earnings	6,981	4,914
Total Tier 1 Capital	$ 24,035	$ 16,943
Tier 2 Capital:		
Allowance for loan losses	2,145	2,091
Total Tier 2 Capital:	$ 2,145	$ 2,091
Total risk-based capital	$ 26,180	$ 19,034
Risk weighted assets	$ 219,180	$ 186,290
Average total assets	$ 268,187	$ 221,169

Capital Ratios:	December 31, 2007	December 31, 2006	Regulatory Minimums: Capital Adequacy	Regulatory Minimums: Well Capitalized
Tier 1 risk-based capital ratio	10.97%	9.09%	4.00%	6.00%
Total risk-based capital ratio	11.94%	10.22%	8.00%	10.00%
Tier 1 capital to average total assets	8.96%	7.66%	4.00%	5.00%

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

On February 1, 2007, Financial made a capital contribution of $5,000,000 from the proceeds of the follow-on offering to the Bank. The above table is as of December 31, 2006 and does not include this contribution. The above table sets forth the capital position and analysis for the Bank only. The capital ratios for the Company on a consolidated basis are comparable to the capital ratios of the Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Stockholder's Equity

Stockholders' equity increased $2,593,000, or 11.8% from $21,931,000 on December 31, 2006 to $24,524,000 on December 31, 2007. This increase is attributable to a) an increase in retained earnings of $2,084,000 from Financial's operating income; b) proceeds of $294,000 received from the exercise of options by employees; and c) a decrease in the unrealized loss on securities available-for-sale.

Asset Quality

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when it is deemed uncollectible or when the borrower has not made a payment in 90 days. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan; and ii) management determines that a borrower has the capacity to repay the loan. We also classify other real estate owned (OREO) as a non performing asset. OREO, which is accounted for in the "other assets" section of the Statement of Financial Condition, represents real property owned by the Bank either through purchase at foreclosure or received from the borrower through a deed in lieu of foreclosure.

Asset quality remained strong in 2007. Non-accrual loans increased to $1,246,000 on December 31, 2007 from $646,000 on December 31, 2006. Management has provided for the anticipated losses on these loans in the loan loss reserve. OREO decreased to $0 on December 31, 2007 from $535,000 on December 31, 2006.

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns one of the following risk categories to each commercial loan in the Bank's portfolio:

Risk Category	Classification
Risk 1	Excellent
Risk 2	Above Average
Risk 3	Satisfactory
Risk 4	Acceptable/Low Satisfactory
Risk 5	Special Mention
Risk 6	Sub-Standard
Risk 7	Doubtful
Risk 8	Loss

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," the Bank performs an individual impairment analysis on all loans with a Risk Rating of 5 through 8. If the results of this analysis show no impairment, the Bank reserves between 0.75% and 2.00% of the principal balance of each loan to cover losses not recognized by the individualized impairment calculation.
- In accordance with SFAS 5, "Accounting for Contingencies," the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly. The Bank also adjusts the historical charge-off data based on the risk rated tiering system set forth above to more accurately reflect the Bank's actual losses.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to allocate the unallocated reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

The Bank's allowance for loan losses increased 2.63% from $2,091,000 on December 31, 2006 to $2,146,000 on December 31, 2007. This increase is reflective of the growth in the loan portfolio and resulted from application of the Bank's commercial loan rating system and individual impairment calculations, as discussed above, as applied to the larger total loan portfolio. As of December 31, 2007 the allowance for loan losses was equal to 0.95% of the total loan portfolio as compared with 1.10% at December 31, 2006.

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2007 and 2006:

Impaired & Non-Accrual Loans
(in thousands)
At December 31,

	2007		2006	
Impaired loans without a valuation allowance	$	10,355	$	2,861
Impaired loans with a valuation allowance		4,503		6,188
Total impaired loans	$	14,858	$	9,049
Valuation allowance related to impaired loans	$	1,389	$	1,121
Total non-accrual loans	$	1,246	$	646
Total loans past due ninety days or more and still accruing	$	-	$	-

Average Investment in Impaired Loans
(in thousands)
Years Ended December 31,

	2007		2006	
Average investment in impaired loans	$	13,891	$	10,217
Interest income recognized on impaired loans	$	988	$	597
Interest income recognized on a cash basis on impaired loans	$	988	$	597

No nonaccrual loans were excluded from impaired loan disclosure under SFAS No. 114 at December 31, 2007 and 2006. If interest on these loans had been accrued, such income would have approximated $88,000 and $63,000 for 2007 and 2006, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed above.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

An external loan review firm examined the Bank's loan portfolio in April, 2007. After examination of approximately 57 customer relationships comprising 162 loans totaling $54,588,000 in exposure, or approximately 23.72% of the Bank's total outstanding loan balances as of March 31, 2007, the results of the external loan review showed the Bank's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

The following table shows sets forth the detail of loan charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(in thousands)
At December 31,

	2007	2006	2005	2004	2003
Balance, beginning of period	$ 2,091	$ 1,777	$ 1,419	$ 1,451	$ 1,081
Loans charged-off:					
Commercial, financial and agricultural	165	143	224	641	96
Real estate-construction	25	101	-	15	-
Real estate-mortgage	125	76	86	67	-
Installment and other	127	83	175	166	167
Total loans charged-off	$ 442	$ 403	$ 485	$ 889	$ 263
Recoveries:					
Commercial, financial and agricultural	$ 22	$ 63	$ 5	$ 76	$ 28
Real estate-construction	-	-	12	-	-
Real estate-mortgage	-	3	-	-	-
Installment and other	24	21	23	27	53
Total recoveries	$ 46	$ 87	$ 40	$ 103	$ 81
Net charge-offs	$ 396	$ 316	$ 445	$ 786	$ 182
Provision for loan losses	451	630	803	754	552
Balance, end of period	$ 2,146	$ 2,091	$ 1,777	$ 1,419	$ 1,451

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2007		2006		2005		2004		2003	
		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans
Commercial, financial, and agricultural	$ 523	24.37%	$ 565	27.02%	$ 499	28.08%	$ 493	34.74%	$ 664	45.76%
Real estate - construction	105	4.89%	390	18.65%	143	8.05%	123	8.67%	139	9.58%
Real estate - mortgage	1,226	57.13%	712	34.05%	657	36.97%	411	28.96%	305	21.02%
Installment and other	292	13.61%	424	20.28%	478	26.90%	392	27.63%	343	23.64%
	$ 2,146	100.00%	$ 2,091	100.00%	$ 1,777	100.00%	$ 1,419	100.00%	$ 1,451	100.00%

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2007	2006	2005	2004	2003
Nonaccrual loans	$ 1,246	$ 646	$ 261	$ 380	$ 85
Restructured loans	-	-	-	-	-
Foreclosed property	-	535	-	85	-
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$ 1,246	$ 1,181	$ 261	$ 465	$ 85
Allowance for loan losses to period end loans	0.95%	1.10%	1.13%	1.00%	1.25%
Nonperforming assets to period end loans	0.55%	0.34%	0.17%	0.27%	0.07%
Net charge-offs (recoveries) to average loans	0.19%	0.19%	0.30%	0.62%	0.18%

Income Tax Expense

For the year ended December 31, 2007, Financial had a federal income tax expense of $1,077,000. Note 9 of the Audited Financial Statements provides additional information with respect to our 2007 federal income tax expense and the deferred tax accounts.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management believes that Financial has been successful in managing its net interest margin despite numerous adjustments by the FOMC since 2001. During 2007, the Bank's prime rate decreased from 8.25% to 7.25% and as of March 12, 2008 was 6.00%. Our net interest margin was under pressure in part because of higher rates paid on deposit accounts, primarily certificates of deposit. Financial's spread on earning assets to interest bearing liabilities decreased from 4.00% in 2006 to 3.43% in 2007. Management attempts to mitigate this pressure by constantly monitoring and repricing deposits.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least weekly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Current Trends

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the FOMC resulting from a decelerating economy. This steepened the yield curve from the inverted yield curve that existed for the first three quarters of 2007. Although it cannot be certain, management believes that short term interest rates will trend downward or remain stable for at least the first six months of 2008. It also cannot be predicted what effect a change in short term rates will have on the long term interest rates and the resulting shape of the yield curve. An increase in long-term interest rates is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts at December 31,	
	2007	**2006**
Commitments to extend credit	$ 50,725	$ 37,998
Standby letters of credit	2,069	2,882
Total	$ 52,794	$ 40,880

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Years Ended December 31, 2007 and December 31, 2006

Expansion Plans

The Bank previously disclosed that it had purchased property located at 164 South Main Street in the Town of Amherst, Virginia and was upfitting the property for use as a branch bank. On January 24, 2007, the Bank opened a branch office at this location.

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the of the additional branch locations that the Bank currently is considering.

City of Bedford, Virginia. The Bank has purchased certain property located in the City of Bedford, Virginia, located of off Independence Boulevard. The Bank began constructing the improvements necessary to operate a bank branch location in March, 2008. We anticipate completing construction and upfit in the early fourth quarter of 2008. Management anticipates that in the second or third quarter of 2008, the Bank will request approval to open a branch at this location.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location until the latter part of 2009, at the earliest. The Bank has determined that the existing structures are not suitable for use as a bank branch.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit these properties will be between $900,000 and $1,500,000 per location.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 19 to the consolidated financial statements included in Item 8 of this Form 10-K.

Comparision Charts

Profitability Ratios


1.20
1.00
0.80
0.60
0.40
0.20
0.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Return on Assets
Return on Equity
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Return on Assets	1.14	0.92	0.97	0.86	0.83
Return on Equity	13.31	12.23	13.01	11.52	9.51

Return on Assets and Return on Equity are the two most common measurements of a bank's profitability. Return on Assets is computed by dividing net after-tax income by average assets. This ratio lets you know how well the bank is managing and investing the bank's assets. Return on Equity is computed by dividing the bank's net after-tax income by average equity. This ratio tells you how well the bank is performing for its stockholders.

Annual Growth Rates


45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Percent
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Total Assets	27.12	17.94	14.52	18.79	16.02
Net Loans & Leases	33.65	22.40	10.84	20.57	19.50
Total Deposits	28.96	15.24	13.08	18.96	10.70
Tier 1 Capital	14.34	13.29	16.55	13.59	41.86

Sustainable growth is a top priority for banking organizations. However, a bank with excessive growth objectives may engage in activities that unduly increase its exposure to various risks, such as compromising its credit standards or setting up unprofitable pricing structures to increase business. These decisions could lead to significant deterioration for the bank in its asset quality, earnings, or liquidity. Excessive growth also may lead to undue leverage and capital inadequate to support the bank's activities.

Comparision Charts

Loan Mix and Growth


$Thousands
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
■ Real Estate Loans	44,547	86,254	118,511	152,679	182,538
■ Commercial Loans	59,027	45,427	29,636	28,322	34,363
□ Consumer Loans	12,427	9,954	9,047	8,528	9,244
■ Agricultural Loans	7	20	0	0	0
□ All Other Loans*	46	36	63	31	22

* including any foreign office loans

The balances and growth of the various categories of loans are examined for the five time periods presented.

Deposit Mix and Growth


$Thousands
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
■ Demand Deposits	16,420	21,699	26,186	39,322	35,336
■ NOW, MMDA & Savings	44,517	74,834	51,713	58,103	56,996
□ Time Deposits < $100,000	56,580	43,600	68,523	77,678	93,271
■ Time Deposits > $100,000	15,969	13,701	27,532	31,836	43,484

The balances and growth of the various categories of domestic deposits are examined for the five time periods presented. Demand deposits are a source of interest free funds that are typically viewed as very stable.

Comparision Charts

Net Interest Margin (as a % of average assets)


8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Percent
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Interest Income	6.26	5.90	6.55	7.08	7.12
Interest Expense	1.83	1.57	2.06	2.74	3.14
Net Interest Margin	4.43	4.33	4.49	4.34	3.98
Provision for Loan Loss	0.45	0.47	0.44	0.30	0.18

Net Interest Margin is the difference between the interest a bank earns on its earning assets and the interest it pays to fund those assets through deposits and borrowings. Interest Income, Interest Expense and Net Interest Margin are all presented as a percent of Average Assets. The Provision for Loan Loss, a charge for anticipated future loan problems, is also presented relative to Average Assets.

Efficiency Ratio


72.00
70.00
68.00
66.00
64.00
62.00
60.00
58.00
56.00
Percent
62.08
65.96
66.07
69.43
70.41
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Non-Interest Expense / Net Interest Income + Non-Interest Income

The Efficiency Ratio is a common measurement of a bank's productivity at producing revenues through both interest and non-interest sources. The ratio is computed by dividing Non-Interest Expense by the sum of Net Interest Income and Non-Interest Income. Generally, the lower the ratio . . . the more efficient the bank. Care must be taken, however, to account for the types of businesses in which the bank is involved as some activities may require more overhead.

Products and Services

Personal Banking
Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking Program
Blue Ridge Money Market
2010 Savings
Peaks Savings
Statement/Passbook Savings
Minor Savings
Health Savings Accounts
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Clubs
Visa Debit and Credit Cards
On-Line Banking with Bill Pay
Overdraft Checking Line of Credit

Business Banking
Business Economy Checking
Small Business Checking
Business Interest Checking
Business Checking Analysis
IOLTA Accounts
Business Sweep Accounts
Remote Deposit Capture
ACH Origination
Business Partners Program
Merchant Credit Card Program
On-Line Banking with Bill Pay
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Government Loan Programs
Corporate Christmas Club Accounts

Mortgage Programs
Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
VHDA Loans
USDA Loans

Additional Products/Services
Telephone Banking
Coin Counting
Wire Transfers
Direct Deposit
Worth The Switch Program
Safe Deposit Boxes
24-Hour Banking/ATM's
Travelers Checks
Cashier's Checks
Notary Service
Savings Bonds
Bond Redemption

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Jersey City, NJ 07310

McKinnon & Company, Inc.
(757) 623-4636
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza, Suite 1620
Chicago, IL 60606

Morgan Keegan & Company, Inc.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

Pershing LLC
(201) 413-2930
One Pershing Plaza
Jersey City, NJ 07399

Scott & Stringfellow, Inc.
(804) 643-1811
909 East Main Street
Richmond, VA 23219

UBS Securities, LLC
(203) 719-7448
677 Washington Boulevard
Stamford, CT 06901

This report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan," and similar expressions and variations thereof, identify certain such forward-looking statements which speak only as of the dates on which they were made. Bank of the James Financial Group, Inc. (the "Company") undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to, competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Bank of the James (the "Bank"), a subsidiary of Bank of the James Financial Group, Inc. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission and previously filed by the Bank (as predecessor of the Company) with the Federal Reserve Board.

Shareholder Reference

Investor Relations

Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact

J. Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:

Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters

Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address

Post Office Box 1200
Lynchburg, Virginia 24505-1200

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 4 p.m. on Tuesday, May 20, 2008 at Oakwood Country Club, 3409 Rivermont Avenue, Lynchburg, Virginia. All shareholders are cordially invited to attend.

Common Stock Listing

Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF. There were approximately 2,948 total shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2007.

Independent Public Accountants

Yount, Hyde and Barbour, CPA's PC
50 South Cameron Street
Winchester, Virginia 22604
(540) 662-3417

Corporate Counsel

Edmunds & Williams, PC
Post Office Box 958
Lynchburg, Virginia 24504
(434) 846-9000

Transfer Agent

Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
Telephone: (610) 649-7300
Fax: (610) 649-7302

Financial Reporting

This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Yount, Hyde and Barbour, CPA's, PC audited the Company's 2006 and 2007 year-end financial statements.

Internet Address

Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

Bank of the James, Bank of the James Financial Group, Inc. and BOTJ Investment Group, Inc. are Equal Opportunity Employers. Bank of the James is an Equal Housing Lender. Bank of the James is a member of the Federal Deposit Insurance Corporation.

Bank of the James

Mission Statement

To be the pre-eminent financial institution in Region 2000
through superior customer service.

Vision

Bank of the James will be the financial institution of choice.

Employee Values

I will have a passion for Bank of the James.
Its customers
Its teammates
Its community
Its shareholders
I will add value. I will maintain confidentiality.
I will have ownership. I will be responsive. I will be responsible.

END